UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

S&W Seed Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

785135104
(CUSIP Number)

December 30, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*This Amendment No. 1 to Schedule 13G is being filed to correct the Schedule 13G filed by the Reporting Persons on January 7, 2015, which inadvertently failed to disclose the creation of a group as a result of such Reporting Person’s execution of a Voting Agreement dated December 30, 2014, by and among the Issuer and certain shareholders named therein and failed to include certain shares which may be deemed to be beneficially owned by MFP Partners, L.P. as a result of the creation of such group.  Upon discovering this error, the reporting persons promptly took steps to file this Amendment No. 1 to Schedule 13G.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 785135104

1.	Names of Reporting Persons

MFP Partners, L.P.(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 2,309,652(2)
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 1,294,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,294,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 9.99%(3)

12.	Type of Reporting Person (See Instructions)
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”).  Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to 1,294,000 shares of Common Stock of the Issuer (“Common Stock”) directly owned by MFP.  On December 30, 2014, MFP executed that certain Voting Agreement by and among the Issuer and certain shareholders named therein.  The other shareholders party to the Voting Agreement beneficially own 1,015,652 shares of Common Stock, in the aggregate, representing approximately 7.84% of the outstanding shares of Common Stock.  Due to the Voting Agreement, MFP and the other shareholders may each be deemed to share voting power, but not dispositive power, with respect to 2,309,652 shares of Common Stock.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of the 1,015,652 shares of Common Stock beneficially owned by the other shareholders.

(3) Calculation based on 12,952,801 shares of Common Stock, which includes 11,658,801 shares of Common Stock outstanding pursuant to the issuer’s most recent Form 10-Q and the issuance of 1,294,000 shares of Common Stock to MFP on December 31, 2014.

Page 2 of 8 pages

CUSIP No. 785135104

1.	Names of Reporting Persons

MFP Investors LLC(1)
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 1,294,000
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 1,294,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,294,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.99%(2)

12.	Type of Reporting Person (See Instructions)
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 12,952,801 shares of Common Stock of the issuer (“Common Stock”), which includes 11,658,801 shares of Common Stock outstanding pursuant to the issuer’s most recent Form 10-Q and the issuance of 1,294,000 shares of Common Stock to MFP Partners, L.P. on December 31, 2014.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

Page 3 of 8 pages

CUSIP No. 785135104

1.	Names of Reporting Persons

Michael F. Price(1)
c/o MFP Investors LLC
667 Madison Avenue, 25th Floor
New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power

Number of
Shares	6.	Shared Voting Power 1,294,000
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power
With:

	8.	Shared Dispositive Power 1,294,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,294,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.99%(2)

12.	Type of Reporting Person (See Instructions)
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P.  Michael F. Price is the managing partner of MFP Partners, L.P. and managing member and controlling person of MFP Investors LLC.

(2) Calculation based on 12,952,801 shares of Common Stock of the issuer (“Common Stock”), which includes 11,658,801 shares of Common Stock outstanding pursuant to the issuer’s most recent Form 10-Q and the issuance of 1,294,000 shares of Common Stock to MFP Partners, L.P. on December 31, 2014.  Due to their respective relationships with each other, each of the Reporting Persons (as defined herein) may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

Page 4 of 8 pages

CUSIP No. 785135104

Item 1.

	(a)	Name of Issuer

S&W Seed Company

	(b)	Address of Issuer's Principal Executive Offices

25552 South Butte Avenue
Five Points, California 93624
USA

Item 2.

	(a)	Name of Person Filing

MFP Partners, L.P.
MFP Investors LLC
Michael F. Price

	(b)	Address of Principal Business Office or, if none, Residence

667 Madison Avenue, 25th Floor
New York, NY 10065

	(c)	Citizenship

MFP Partners, L.P. and MFP Investors LLC are each organized under the laws of the state of Delaware. Michael F. Price is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

785135104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

MFP Partners, L.P. (“MFP”) directly owns 1,294,000 shares of Common Stock, representing 9.99% of the total number of shares of Common Stock outstanding.  As the investment advisor to MFP, MFP Investors LLC is deemed to share voting and dispositive power with respect to 1,294,000 shares of Common Stock, representing 9.99% of the total number of shares of Common Stock outstanding.  As Managing Member and controlling person of MFP Investors LLC, Michael F. Price is deemed to share voting and dispositive power with respect to 1,294,000 shares of Common Stock, representing 9.99% of the total number of shares of Common Stock outstanding.

On December 30, 2014, MFP executed that certain Voting Agreement by and among the Issuer and certain shareholders named therein (the “Voting Agreement”).  A copy of the Voting Agreement is attached to this Amendment No. 1 as Exhibit 2.  The other shareholders party to the Voting Agreement beneficially own 1,015,652 shares of Common Stock, in the aggregate, representing approximately 7.84% of the outstanding shares of Common Stock.  Due to the Voting Agreement, MFP and the other shareholders may each be deemed to share voting power, but not dispositive power, with respect to 2,309,652 shares of Common Stock.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of the 1,015,652 shares of Common Stock beneficially owned by the other shareholders.

Page 5 of 8 pages

CUSIP No. 785135104

The ownership percentages set forth above are based on 11,658,801 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 11, 2014 and the issuance of 1,294,000 shares of Common Stock to MFP on December 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

MFP Investors LLC manages investments for MFP Partners, L.P. which beneficially owns more than 5% of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

On December 30, 2014, MFP executed the Voting Agreement by and among the Issuer and certain shareholders named therein.  As a result of entering into the Voting Agreement, MFP and the shareholders named therein may be deemed to have formed a group pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934 and the group formed thereby shall be deemed to have acquired beneficial ownership of the 2,309,652 shares of Common Stock held by such shareholders.  The Voting Agreement, which is attached as Exhibit 2 to this Amendment No. 1, discloses the number of shares of Common Stock owned by each signatory to the Voting Agreement as of December 30, 2014.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Page 6 of 8 pages

CUSIP No. 785135104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 2, 2015.

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature
Name:	Michael F. Price

Page 7 of 8 pages

CUSIP No. 785135104

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement dated January 7, 2015 among the Reporting Persons (filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on January 7, 2015)

2	Voting Agreement dated December 30, 2014, by and among the Issuer and certain shareholders named therein (filed herewith)

Page 8 of 8 pages